

February 3, 2021

Steven E. Brazones
Chief Financial Officer
RAVEN INDUSTRIES INC
205 E. 6th Sreet, P.O. Box 5107
Sioux Falls, SD 57117

> **Re: RAVEN INDUSTRIES INC**
> **Form 10-K For the Year Ended December 31, 2019**
> **Filed March 26, 2020**
> **Form 8-K Filed November 24, 2020**
> **File No. 001-07982**

Dear Mr. Brazones:

We have reviewed your February 2, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2021 letter.

Form 8-K Filed November 24, 2020

Exhibit 99.1

1. We note the proposed disclosure you provided in response to prior comment 1. Your computation of "free cash flow" appears to differ from the typical calculation of this measure (i.e., cash flows from operating less capital expenditures). Please revise the title of your non-GAAP measure, to avoid potential confusion with free cash flow as typically calculated, to adjusted free cash flow or something similar. Refer to Question 102.07 of the staff's Compliance & Discussion Interpretation on Non-GAAP Financial Measures for guidance.

You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing